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Confidential

January 29, 2021

Ms. Kathleen Collins

Ms. Jan Woo

Ms. Joyce Sweeney

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cloopen Group Holding Limited (CIK No. 0001804583)
Response to the Staff’s Comments on
Registration Statement on Form F-1 Filed on January 19, 2021 (File No. 333-252205)

Dear Ms. Collins, Ms. Woo, Ms. Sweeney and Mr. Kauten,

On behalf of our client, Cloopen Group Holding Limited , a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 26, 2021 on the Company’s registration statement on Form F-1 filed on January 19, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment No.1 to its Registration Statement (the “Amendment No.1”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No.1, marked to show changes to the Registration Statement, and two copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.1where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.1.

Summary Consolidated Financial and Operating Data, page 14

1.                 Please explain further the RMB58,444,286 and reversal of RMB32,404,591 of share-based compensation expense for fiscal 2019 and the nine months ended September 30, 2020, respectively that were used to determine your pro forma net loss per share. Tell us how these amounts were determined and the specific guidance in Article 11 that you applied in determining the appropriateness of such adjustments. Also, considering there are numerous items impacting your pro forma net loss per share calculations, please revise to include a tabular reconciliation of the pro forma weighted average number shares and net loss used in such calculations.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 •·桑西尼·• 古奇·• 罗沙迪律师事务所

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO
SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

The Company respectfully advises the Staff that on August 28, 2019, 8,154,893 ordinary shares held by Cloopen Co., Ltd. a company wholly-owned by Mr. Changxun Sun (the Company’s Chairman and CEO), became restricted with a graded vesting as to 1/3 of the ordinary shares vest on the first anniversary of August 28, 2019 with the remaining 2/3 vesting evenly over the following two years. Such restricted shares are also subject to immediate vesting upon the Company’s completion of a qualified IPO. The grant date fair value of such restricted shares was RMB73,571,042 of which RMB15,126,756 and RMB32,404,591 share based compensation expense were recognized in the year ended December 31, 2019 and the nine months ended September 30, 2020, respectively.  The unrecognized share based compensation expenses related to restricted ordinary shares as of December 31, 2019 amounted to RMB58,444,286 and, as stated above the recognized share based compensation during the nine months ended September 30, 2020 was RMB32,404,591. The Company considered the guidance in Financial Reporting Manual as issued by Division of Corporation Finance 3230.3 Pro forma adjustments should be computed assuming the transaction occurred at the beginning of the fiscal year presented and carried forward through any interim period presented and pro forma loss per share is calculated assuming: (i) the unrecognized share based compensation expenses in RMB58,444,286 was fully recognized on a pro forma basis in 2019; and (ii) RMB32,404,591 share based compensation expenses was reversed in the nine months ended September 30, 2020 as the pro forma loss per share assumed such expenses had all been recognized on a pro forma basis in the year ended December 31, 2019.

In determining whether to include such adjustments in the determination of pro-forma net loss, the Company considered the guidance in Article 11 of Regulation S-X, Presentation requirements (8) Consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors. As the pro forma impact of the share-based compensation expense associated with the awards which will be fully vested upon the consummation of the Company’s IPO is material to investors, the Company believes that it is appropriate to include such adjustments in its pro forma loss per share presentation.  Supplementary, the Company respectively advises the Staff that based on an updated valuation of the ordinary shares issued to purchase the non-controlling interest in a subsidiary in Japan in January 2021, the Company determined the related pro forma loss per share impact to be material.  As a result, the Company revised the pro forma loss per share calculation assuming (i) the share based compensation expenses in RMB21,525,669 and nil had been recognized on a pro forma basis in the year ended December 31, 2019 and the nine months ended September 30, 2020, respectively; and (ii) 1,424,312 ordinary shares issued in January 2021 had been outstanding on a pro forma basis since January 1, 2019.

Further, in response to the Staff’s comment, the Company has added the tabular reconciliation of pro forma net loss per share on page 16 and Page 99 of the Amendment No.1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-based compensation, page 113

2.                 We note you response to prior comment 3. We will complete our analysis of this comment once we receive the estimated preliminary price range and the company has provided an analysis of any increases from the ordinary per share values used to fair value your option grants to the midpoint of the IPO price range. Please provide any changes in the company’s enterprise value subsequent to the July 2020 valuation in your analysis.

The Company respectfully advises the Staff that it will separately submit a response to this comment to the Staff.

Annual Consolidated Financial Statements, page F-1

3.                 We note your revised disclosure in Note 20 regarding various related party transactions. Please revise to disclose related party information on the face of your financial statements. Refer to Rule 4-08(k)(1) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on F-3, F-5, F-63 and F-65 of the Amendment No.1.

Note 14. Share-based compensation

Restricted Ordinary Shares, page F-43

4.                 Based on the information provided in response to prior comment 2, it appears that the 1,700,000 restricted shares owned by Mr. Xianguang Li are not included in the total unvested restricted ordinary shares outstanding at December 31, 2019 and September 30, 2020 as disclosed in your financial statement footnotes. Please explain or revise your disclosures accordingly.

The Company respectfully advises the Staff that Mr. Xiaoguang Li is a non-employee founder of the Company and, accordingly, the 1,700,000 restricted ordinary shares beneficially owned by him are not included in the total unvested restricted ordinary shares outstanding and held by the Company’s employees as of December 31, 2019 and September 30, 2020 as disclosed in the financial statement footnote for share-based compensation. In response to the Staff’s comment, the Company has added disclosure that there were additional 1,700,000 restricted ordinary shares outstanding and held by a non-employee on pages F-43 and F-106 of the Amendment No.1.

Interim Financial Statements

Note 21. Subsequent Events

(c) Waiver of subscription receivable from shareholder, page F-122

5.                 Please revise to disclose the amount of compensation expense that will be recorded related to the waiver of Mr. Sun’s subscription receivable. Refer to ASC 855-10-50-2(b).

In response to the Staff’s comment, the Company has revised the disclosure on F-59 and F-124 of the Amendment No.1.

***

If you have any questions regarding the Amendment No.1, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to Johnny Lei, the partner at KPMG Huazhen LLP, by telephone at +86-10-8508-7213, or via e-mail at johnny.lei@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Changxun Sun, Chief Executive Officer, Cloopen Group Holding Limited
Yipeng Li, Chief Financial Officer, Cloopen Group Holding Limited
Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Johnny Lei, Partner, KPMG Huazhen LLP
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP